

November 22, 2006

Timothy R.J. Stubbs
President Chief Executive Officer
Indalex Holdings Finance, Inc.
75 Tri-State International, Suite 450
Lincolnshire, IL 60069

> **Re:** **Indalex Holdings Finance, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 24, 2006**
> **File No. 333-138178**

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with an executed supplemental letter that:

    - states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
    - includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please update the financial statements based on interim data through September 30, 2006 in accordance with Rule 3-12 of Regulation S-X.

3. To the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

4. Please do not use smaller type in tables, as you do on pages 20-22, 55, 58-59, 67, and in the financial statements.

5. We note that on November 16, 2006, Indalex Holding Corp. signed a definitive agreement to sell the assets of its drawn tube manufacturing operation in Winton, N.C. to Spectube Inc. If material, please provide disclosure in the prospectus.

6. As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture. The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example and without limitation, your description of the Intercreditor Agreement and the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture. We also note the release of subsidiary capital stock specifically pursuant to the so-called "collateral cutback provision." Please explain how you intend to comply with the requirements of Section 314(d). If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d).

Prospectus Front Cover

7. Please show the guarantees as a separate security, identifying the guarantors and their relationship to the co-issuers.

8. Please also disclose whether the guarantors will wholly and unconditionally guarantee the notes.

Industry and Market Data, page i

9. Please revise the second paragraph of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

10. Disclosure on pages 1-6 of the prospectus summary is repetitive of information contained in the Business section. Please delete Industry Overview, Our Competitive Strengths, and Our Business Strategy from the prospectus summary, as they merely duplicate information elsewhere in the filing and appear unnecessary in an exchange offer to existing investors of the notes. Please review and revise the entire summary section to eliminate unnecessary repetitive disclosure. As one example, we note that you repeat the fourth sentence of the italicized paragraph even within your summary on page 3. See Final Rules on Plain English Disclosure, Release No. 33-7497, January 28, 1998.

11. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

12. Please balance your disclosure concerning your competitive position by stating that you have agreed not to engage in any competing aluminum extrusion activities in China so long as you have an ownership interest in AAG. We note your disclosure on page 99.

13. Please include the ratio of earnings to fixed charges for the last five years and most recent interim period in the Summary section.

14. In the second paragraph on page 1 where you disclose your net sales, please revise to disclose your net losses for the same periods.

Significant Purchasing Power, page 4

15. Please tell us the names of the countries where your suppliers in the Middle East are located.

The Transactions, page 7

16. Please quantify each component of the fees and expenses in footnote 4 in this section and on page 51.

Equity Sponsor, page 10

17. Please revise this section to eliminate the disclosure that does little more than market Sun Capital Partners and its business.

Summary of the Exchange Offer, page 11

Expiration Date, page 12

18. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Federal Income Tax Considerations, page 14

19. Please state that this information is counsel's opinion and identify counsel here.

Collateral, page 18

20. Please disclose the book value of the assets that are securing the exchange notes as of the date of the latest financial statements included in your prospectus. You should update this figure in subsequent periodic reports so long as the exchange notes are secured.

21. We note that the exchange notes will be secured by 100% of your capital stock and your domestic subsidiaries capital stock and 65% of the capital stock of your foreign subsidiaries directly owned by you or any guarantor, limited to the extent that the market value or book value of the capital stock of each such entity this is pledged has a value equal to or greater than 20% of the aggregate principal amount of the notes. Based on the nature of this collateral agreement, we believe that a clear understanding of the collateral is necessary. Please revise MD&A to address the following, in the Form S-4 and in subsequent exchange act filings:

- Provide a reasonable description of the collateral clause.
- List each company that constitutes collateral under the agreement.
- List each company that does not constitute collateral under the agreement.
- Disclose how you determined the book value and market value of each company.
- Disclose the book value and market value of each company.

- Disclose the amount of changes in the values for each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard.

Risk Factors, page 23

22. Delete the middle sentences in the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

23. In each risk factor, please disclose the risk as quickly as possible and provide only enough detail to place the risk in context. In some of your risk factors, the actual risk you are trying to convey does not stand out from the extensive detail you provide. Also, many of your paragraphs are very long and should be broken into shorter paragraphs.

24. Under distinct risk factor subheadings, please discuss the risks that:

- Investors may not be able to determine when a change of control giving rise to their right have the exchange notes repurchased by the company has occurred following a sale of "substantially all" of the company's assets. For example, we note your disclosure on page 129; and
- The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes. For example, we note your disclosure on page 128.

The capital stock securing the notes will automatically be released. . . , page 28

25. You disclose that capital stock securing the notes will automatically be released from collateral if separate financial statements are required to be filed for any of your subsidiaries. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the secured class of securities. Please also disclose this information as of each balance sheet date, including interim ones, subsequent to the original issuance of the Notes. Please continue disclosing this information in both a footnote to your financial statements and in the forepart of your ongoing filings under the Exchange Act.

26. Please supplementally provide us with the computations you performed in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X.

Rights of holders of notes in the collateral. . . , page 29

27. The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act. Please revise.

We may be adversely impacted by work stoppages . . . , page 38

28. Please disclose the 2006 expiration dates for the union contracts. Make similar revisions on page 101.

We are controlled by our principal equityholder . . . , page 38

29. Please disclose the beneficial ownership of the company held by the Sun Capital affiliates and disclose that three of your directors are affiliated with Sun Capital.

In connection with this exchange offer, we will incur substantial . . . , page 41

30. Please quantify and state the substantial ongoing costs that you will incur in order to comply with the Exchange Act and Sarbanes-Oxley.

Exchange Offer, page 43

Expiration Date; Extensions; Amendments, page 44

31. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions, page 48

32. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Because acceptance occurs after the expiration of the offer, please clarify your language in the first paragraph by deleting the words "before the acceptance of the outstanding notes."

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 54 and 55

33. We note that you combined the results of operations for Predecessor 1 and Predecessor 2 for 2005 and Predecessor 2 and Successor for 2006. As you noted in your filing, this presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in

accordance with generally accepted accounting principles. Please delete these columns from your pro forma financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 56

Note (g)

34. We note that the actual interest rates can differ from those depicted for your revolving credit facility. Please disclose the effect on income of a 1/8 percent variance in your assumed interest rate.

Selected Historical Combined Financial and Operational Data, page 57

35. We note that the ratio of earnings to fixed charges is less than one-to-one for the year ended December 31, 2001, the period from April 1, 2005 to July 3, 2005 and the period from February 2, 2006 to July 2, 2006. Please disclose the dollar amount of these deficiencies as required by Instruction 2A to paragraph 503(d) of Regulation S-K.

MD&A, page 60

End-User Market Demand, page 63

36. Please state the basis for your determination in the last sentence of the last paragraph on page 63.

Restructuring, page 65

37. We note the August 28, 2006 Metal Weeks article, in which Timothy Stubbs was quoted as saying that the company was thinking about taking "two, possibly three plants" out of its North American network, although no specific plant locations were disclosed. Please discuss any material restructuring charges you expect to incur in 2006 and in 2007. If material, please add a risk factor regarding restructuring charges.

Results of Operations, page 67

38. We note that you combined the results of operations for Predecessor 1 and Predecessor 2 for 2005 and Predecessor 2 and Successor for 2006. As you noted in your filing, this presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in accordance with generally accepted accounting principles. We note that you must discuss all periods presented in the financial statements, even though some of those period relate to different predecessor operations and are not comparable

with subsequent periods. The fact that these periods are not comparable with the subsequent periods presented does not eliminate the requirement to discuss these periods and the reasons for the changes in the registrant's results of operations. Refer to Item 303 of Regulation S-K. We note that it may be appropriate to discuss and analyze the 2005 fiscal year and the 2006 interim period results on a pro forma basis in addition to your discussion of these periods on a stand alone historical basis.

Liquidity and Capital Resources, page 73

39. Please provide a comprehensive discussion of the impact that increases and decreases in aluminum prices have had and are expected to have on your financial liquidity. A good starting point for this discussion is your risk factor disclosure on page 35 regarding the potential adverse impact of rising aluminum costs on your financial results. Please refer to Item 303(a)(1) of Regulation S-K.

40. Discuss the risks that a reduction in dividends associated with your investment in AAG would have on your liquidity given that this dividend provided a significant amount of your cash flows from operations for the period January 1 through March 31, 2005 and six months ended July 2, 2006. Please refer to Item 303(a)(1) of Regulation S-K.

11 ½% Second-Priority Senior Secured Notes, page 75

41. Please revise to disclose the important exceptions and qualifications referred to in the last sentence of the last paragraph of this section.

Business, page 86

42. Please describe the practices of the company and the industry relating to its inventories. *See* Item 101(c)(1)(vi) of Regulation S-K.

Asia Aluminum Group, page 98

43. Please file as exhibits the agreements referred to in this section.

Backlog, page 102

44. Please disclose the dollar amount of backlog orders you believe are firm, as of a recent date and as of a comparable date in the preceding fiscal year. Disclose what portion of the backlog order you do not reasonably expect to be filled within the current fiscal year. *See* Item 101(c)(1)(viii) of Regulation S-K.

Environmental Matters, page 102

45. We note your disclosure that you are subject to enforcement actions or penalties for failing to comply with environmental regulations. Please confirm that no additional disclosures are required here, taking into account Instruction 5 to Item 103 of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 100

46. Since Messrs. Terry, McElwee, and Liff are executive officers or managing directors of Sun Capital, please tell us why you did not include the shares held by Sun Capital as also beneficially held by those directors. Alternatively, please revise to include those shares for these directors.

Management, page 104

47. Please revise to disclose the business experience during the past five years for all of the individuals named in this section. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 111

48. Please quantify the annual fees paid to affiliates under the management services agreement.

Description of Certain Indebtedness, page 114

49. Please describe in detail the financial covenants in the revolving credit facility.

50. Please also state whether you are in compliance with your debt covenants.

Description of the Notes, page 117

51. Please revise the statement in the second sentence of the third paragraph of this section to delete the implication that investors do not have rights relating to the description of the indenture the other agreements contained in your registration statement. In this regard, we note that investors are entitled to rely solely on your description of the exchange notes.

Limitations on Stock Collateral, page 121

52. Tell us supplementally whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. Tell us whether there has been any change since you filed the registration statement. Finally, tell us what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a

transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

53. Supplementally confirm that you will advise the staff of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Certain Definitions, page 154

54. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to: Board of Directors, GAAP and Person.

Material United States Federal Income Tax Considerations, page 185

55. Please make it clear which statements represent counsel's opinions and identify counsel.

Legal Matters, page 191

56. Please disclose that Kirkland & Ellis has opined that the notes and guarantees are binding obligations of the registrants.

Where You Can Find More Information, page 191

57. Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form.

58. It does not appear that you file reports with the SEC yet. Please revise the first sentence of the second paragraph.

Indalex Financial Statements

Independent auditor's report, page F-4

59. We note that in its audit of Indalex for the year ended December 31, 2003 Deloitte & Touche LLP did not audit the financial statements of AAG. Given their reference to AAG's auditors and the financial statements of AAG for the year ended June 30 2003, it appears that the audit report for AAG for the year ended June 30, 2003 must be included in the filing. Please advise.

Consolidated and Combined Financial Statements of Income, page F-6

60. You disclosed stock-based compensation expense in a separate line item in your statement of operations. Share based payments should be reflected in the same line or lines as cash compensation paid to the same employees based on the guidance in SAB Topic 14:F. Please revise this disclosure. Please also revise your presentation of share based payments in the statement of operations presented in the summary historical and unaudited pro forma condensed combined financial data on page 20, unaudited pro forma condensed consolidated statements of operations on page 54, selected historical combined financial and operating data on page 58 and results of operations on page 67.

Note 3 – Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

61. Your revenue recognition policy simply states, "Revenues are recognized when products are shipped." If material, please expand your revenue recognition policy to differentiate your product sales from your tolling and other services you provide. Please refer to SAB Topic 13:A.

Inventories, page F-14

62. We note that you use the LIFO method for certain aluminum extrusion inventories and the FIFO method to determine cost of the remaining portion of your inventory. It appears that you should provide a critical accounting policy to identify the business reasons for using different methods for determining the cost of your inventories. Specifically address if you are using both methods for any similar types of inventory and if so, please also disclose your basis for doing so.

Investments in Affiliates, page F-15

63. Expand your disclosure to apply the guidance and disclosures required by EITF 03-1 and FASB Staff Position No. FAS 115 for your preferred shares of other indirect wholly owned subsidiaries of Novar plc that you account for at cost.

Asset Retirement Obligations

64. We note that you own a significant number of extrusion, painting, anodizing and casting facilities. Tell us what consideration you have given to disclosing the commitments and contingencies surrounding your asset retirement obligations. Refer to paragraph 22 of SFAS 143.

Note 4 – Honeywell Acquisition, page F-23

65. Please disclose the cost of the Company's acquisition. Refer to paragraph 51d of SFAS 141. Also provide the pro forma financial information required by paragraph 54 of SFAS 141.

Note 5 – Investment in Preferred Shares of Affiliates, page F-24

66. We have the following comments on your liquidation of preferred shares of Novar affiliates.

- Your disclosure indicates that the investment in these preferred shares was liquidated however your statement of cash flows indicates that this was a non cash transaction. Please clarify.
- Your disclosure indicates that the Company recorded $9.1 million dividend in the period ended March 31, 2005 and $15.1 million and $12.7 million in the years ended December 31, 2004 and 2003. Please clarify the nature of these dividends. In this regard, we note your statement of cash flows identifies the $9.1 million dividend as a "dividend satisfying affiliated obligations". Address the appropriateness of reflecting this dividend in your statement of operations.
- Tell us why this liquidation of preferred shares was reflected as an equity transaction.

Note 8 – Restructuring Charges, page F-25

67. You have recognized restructuring charges in 2003, 2004 and 2005. Please provide a table that reconciles the beginning and ending balances for each significant restructuring expense as required by paragraph 20(b)(2) of SFAS 146.

Note 10 – Affiliate Transactions, page F-27

68. Your disclosure indicates that you paid management fees to affiliated companies but does not disclose the nature of the services and their respective costs. As indicated in SAB Topic 1B, the historical income statements of a registrant should reflect all of its costs of doing business. Please confirm and revise your disclosures as appropriate to indicate that all costs, such as officer and employee salaries, rent, depreciation, advertising, accounting, legal and other selling, general and administrative expenses, incurred by your prior parents on your behalf have been appropriately reflected in your historical financial statements. Also, refer to Question 2 of SAB Topic 1B for required disclosures regarding the allocation of such costs. A good starting point for your financial statement disclosures is the second paragraph under the caption, Stand Alone Company on page 62 of the filing.

Note 16 – Disposals and Assets Held for Sale, page F-30

69. We note that you make references to an independent appraiser in the determination of the impairment of your aluminum extrusion facility. Since this reference is made in a filing in the 1933 Act environment, you must identify the external legal counsel and include their consent. Refer to Section 436(b) of Regulation C. Alternatively you may delete this reference.

Note 19 – Commitments and Contingencies, page F-39

70. We note that you make references to an environmental consultant in the determination of your environmental contingencies. Since this reference is made in a filing in the 1933 Act environment, you must identify the external legal counsel and include their consent. Refer to Section 436(b) of Regulation C. Alternatively you may delete this reference.

71. You disclosed that you are currently involved in investigatory matters at facilities in Watsonville, California and Dayton, New Jersey. You also disclosed that you have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act at 19 locations. Based on these investigations you have accrued a reserve of approximately $1.8 million as of December 31, 2005. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. We also remind you that paragraph 10 of SFAS 5 requires that you give an estimate of the possible loss or range of loss. Given that you have identified environmental remediation liabilities as a critical accounting policy, please expand your disclosures of your potential contingencies in accordance with SFAS 5, FIN 14 and SAB Topic 5:Y.

72. Given your risk factor, "We may be required to guarantee indebtedness of AAG.", it appears that you may need to provide the disclosures required by paragraph 13 of FIN 45. Please advise or revise to provide these disclosures.

73. We note that you have assessed the materiality of your various legal proceedings, claims and litigations as it relates to the combined results of operations or cash flows in a given year. Given your future requirement to file quarterly financial information, clarify whether the outcome of these contingencies could have a material impact on your results of operations or cash flows in a given quarter.

Note 21 – Stock-Based Compensation, page F-41

74. You indicate on page 111 that you made cash and dividend payments to certain executives in connection with the Honeywell Acquisition. Tell us how you accounted for these payments. Address the original terms of these stock options and identify the authoritative literature you relied on. Clarify how you determined the liquidation price of these options.

Note 24 – Consolidating Guarantor and Non-Guarantor Financial Information, page F-44

75. Expand your disclosure to indicate why you are presenting this consolidating financial information and provide all the disclosures required by Rule 3-10(d) of Regulation S-X. Specifically, indicate whether:

- the issuer and all subsidiary guarantors are 100% owned by the parent,
- the guarantees are joint and several, and
- the guarantees are full and unconditional.

Schedule II – Valuation and Qualifying Accounts

76. Please provide the Schedule II – Valuation and Qualifying Accounts Schedule required by Article 12 of Regulation S-X for your allowance for doubtful accounts.

Indalex Holdings Finance, Inc.

General

77. Please address the comments above in your interim filings as well.

Consolidated and Combined Financial Statements of Cash Flow, page F-57

78. We note your line item Affiliated acquisition fees of $5.5 million that you have adjusted for to reconcile net loss to net cash from operating activities for the period from February 2, 2006 to July 2, 2006. Please describe the nature of these acquisition fees and tell us why it is appropriate to classify these fees within cash flows from operating activities. Please refer to SFAS 95.

Note 2 – The Indalex Holdings Acquisition, page F-62

79. You indicate on page 111 that you paid cash to certain executives in connection with the Holdings acquisition. Revise your disclosures to discuss these payments as well as their related accounting.

Exhibits

80. Please file the Intercreditor Agreement.

Exhibit 5.1

81. Counsel cannot assume the due authorization and execution of all documents and the authority of the persons signing on behalf of the company or the guarantors. Please revise the first full paragraph on page 2.

82. In the second paragraph on page 2, please delete the qualification relating to public policy considerations which may limit the rights of parties to obtain certain remedies.

83. Please tell us the purpose of your statement on page 3 that "[t]his letter is not intended to guarantee the outcome of any legal dispute which may arise in the future."

84. We note counsel's carve-out that it is not qualified to practice law in the state of Delaware. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please have counsel revise to provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K and delete the second to last sentence of the carry-over paragraph at the top of page 3.

85. We note the statement in the last sentence of the second to last paragraph on page 3. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

Exhibit 5.2

86. You can limit reliance with regard to purpose, but not person. Please delete the last sentence. This comment also applies to the last paragraph of Exhibits 5.3.

Exhibit 5.3

87. Counsel cannot assume that the registrant has taken all corporate actions necessary to authorize the transaction. Furthermore, this is a material fact that appears to be readily ascertainable. Therefore, please revise the first full sentence on page 2 relating to the unanimous consent.

88. Counsel cannot assume the due authorization and execution of all documents and the authority of the persons signing on behalf of the guarantor. Please revise assumption (e) on page 2.

89. Please delete assumptions (d), (f) and (g) on pages 2 and 3 as inappropriate.

90. Please delete qualifications (a), (b)(iii)-(v), (c), and (d) on pages 4 and 5 as inappropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez at (202) 551-3752 or in his absence, Jeanne Baker (202) 551-3692 at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Carol Anne Huff, Esq.
        Kirkland & Ellis LLP
        200 E. Randolph Drive
        Chicago, Illinois 60601